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DATE: October 25th 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU, FRANKFURT: KNC, OTC-BB-other: CRUGF

WWW.CREWGOLD.COM

N E W S    R E L E A S E

WARRANTS EXERCISED BY DIRECTORS

LONDON, United Kingdom, DATE October 25th, 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt KNC; OTC-BB-other CRUGF.PK).

On October 24th 2003 Crew granted 1.5 million warrants to Directors for a total cash consideration of CAD 105.000. Maturity was October 24th 2004 at a strike price of CAD 0.90 per share.

Hans Christian Qvist, Director and Chairman of Crew, has exercised the warrants granted to him on October 24th 2003, with maturity October 24th 2004, to purchase 700.000 common shares of Crew at CAD 0.90 for a total consideration of CAD 630.000. Mr. Qvist’s exposure in Crew totals 3,600.000 shares including common shares, warrants and options.

Jan A. Vestrum, Director and Chief Executive Officer of Crew, has exercised the warrants granted to him on October 24th 2003, with maturity October 24th 2004, to purchase 800.000 common shares of Crew at CAD 0.90 for a total consideration of CAD 720.000. Mr. Vestrum’s exposure in Crew totals 8,625.000 shares including common shares, warrants and options.

JAN A. VESTRUM

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268 755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com